Vornado Realty Trust 210 Route 4 East Paramus, NJ 07652-0910 Tel 201-587-1000 Fax 201-587-0600

May 15, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Daniel L. Gordon
Branch Chief

Re:	Vornado Realty Trust Vornado Realty L.P.
Forms 10‑K for the year ended December 31, 2012 File Nos. 001-11954 and 001-34482

Dear Mr. Gordon:

         Please find herein our response to your letter, dated April 19, 2013, on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Joseph Macnow, Executive Vice President – Finance and Administration and Chief Financial Officer of Vornado Realty Trust (“Vornado” and/or the “Company”) regarding the above referenced filings with the Commission.  We have carefully considered the Staff’s comments and have provided additional information, as requested.  For your convenience, we have included the Staff’s comment before each of our responses.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68

1.       We refer to your results of operations disclosure where you discuss revenues, expenses and same store EBITDA results.  In future Exchange Act reports, please revise your disclosure to further discuss the period to period changes in same store performance.  Within same store, please address the relative impact of occupancy and rental rate changes.  To the extent “same store” is used differently from “same store EBITDA,” please also disclose how you define “same store” for these purposes.

                Response

In future Exchange Act reports, the Company will revise its disclosure to further discuss the period to period changes in same store performance, including the relative impact of occupancy and rental rate changes.  The Company notes for the information of the Staff that “same store” as used in past Exchange Act filings is synonymous with “same store EBITDA” and has not been used differently.   To the extent that the Company uses “same store” differently in future Exchange Act filings, the Company will disclose how “same store” is defined for such purposes.

Leasing Activity, page 77

2.       We note that leases representing 4.0% and 7.4% of the New York office properties, and 8.1% and 13.7% of the Washington, DC properties are expiring in 2013 and 2014, respectively.  We further note that in the property section you disclosed weighted average initial rent per square foot and indicated by footnote that it is indicative of market rents.  We finally note that, in your response letter dated May 16, 2011, in response to our comment 7 of our comment letter dated April 22, 2011 you stated that you will revise future Exchange Act reports to include the statement that “the Company believes that these rents are indicative of rents to be achieved on leases expiring in the next period.”  We have been unable to locate this disclosure.  Please advise.  To the extent the disclosure is not included, in future Exchange Act reports, please clearly discuss the relationship between market rents (current asking rents) and leases expected to expire in the next period.

                Response

The Company notes for the information of the Staff that its footnote disclosure stating “weighted average initial rents are indicative of market rents,” evolved from the Company’s response that “the Company believes that these rents are indicative of rents to be achieved on leases expiring in the next period.”  This evolution was based on the fact that the mix of tenants and location of space in any given period of leasing activity would not necessarily be indicative of rents to be achieved on the mix of tenants and location of space for leases expiring in the following period.  In future Exchange Act filings, the Company will revise its disclosure to state, based on the specific mix of leases expiring in future periods, the estimated range of rents per square foot it expects to achieve based on current market conditions.

Acquisitions, page 142

3.       Please provide us with a detailed discussion of the gains that were recognized during 2012 related to Independence Plaza.  In your response, please address how the purchase of the debt and the warrant were accounted for, provide us with further details about the debt that was purchased, including the convertibility feature, and tell us how the gain amounts were calculated.

                Response

In June 2011, the Company contributed $35,200,000 (the “Initial Investment Amount”) to a joint venture (the “JV”), and received a 51% economic interest (50% voting interest) in the JV, and a warrant to purchase 25% of the equity in an entity owned by the two other JV partners (the “Plaza Entity”) for $1,000,000.  The Plaza Entity owned Independence Plaza, a 1,328 unit residential apartment complex in the Tribeca submarket of Manhattan.  The JV used the funds contributed by the Company and the two other JV partners to acquire the following loans made to the Plaza Entity, and secured by the Plaza Entity’s equity in the Independence Plaza property (collectively, the “Loans”), from unrelated investors for $55,000,000 in cash:

•         Mezzanine loans with an aggregate face amount of $150,000,000 (interest at LIBOR plus 2.94%), and

•         The B-3 tranche of the mortgage loan with a face amount of $35,000,000 (interest at LIBOR plus 1.86%).

The Loans were not convertible into equity and the mezzanine and mortgage loans were scheduled to mature in August 2018 and August 2011, respectively.  The mortgage loan was subsequently extended for two years.  In August 2011, the JV made additional advances in the form of loans of $15,400,000 to the Plaza Entity which increased the face amount of the Loans to $200,400,000.  The Company funded $10,200,000 of these advances.

In the months leading up to the June 2011 transaction, the value of the underlying real estate was, in our view, significantly depressed and the property was not financeable due to a series of related tenant lawsuits that the owner was defending in the state and federal courts.  The state lawsuits generally claimed the property continued to receive J-51 tax benefits after exiting the Mitchell-Lama program in 2004 and as a result would subject substantially all the residential units to rent stabilization.  At the same time, at the federal level, there was a related case where the United States Department of Justice (“DOJ”) was alleging the U.S. Department of Housing and Urban Development (“HUD”) had overpaid on the Section 8 housing vouchers with arguments that were generally identical to the claims presented in the state litigation.  The net effect of the lawsuits at that time was that the property’s income was not financeable and subject to a potential significant roll-back.

By October 2012, all of the state level lawsuits on this matter had been dismissed in favor of the property owner with final non-appealable judgments and the federal court had ruled in favor of the property owner as well.  The DOJ does have an appeal that is expected to be ruled upon in the next few months, but given the fact that the merits of the federal case were based on the claims that were ruled in the property owner’s favor in the state case, we fully expect the appeal will be dismissed.

The Company allocated the Initial Investment Amount to its equity interest in the JV, and accounted for its investment in the JV using the equity method.  The JV had accounted for the Loans in accordance with ASC 310, Receivables, and classified the Loans as a receivable on its balance sheet at the purchase price.  The difference between the purchase price and the face amount of the Loans was treated as a discount pursuant to ASC 310-20, Nonrefundable Fees and Other Costs.  The Company’s share of income from the JV was $9,000,000 through December 2012.

The Company evaluated the accounting for its warrant in accordance with ASC 815, Derivatives and Hedging, and concluded that the warrant did not meet the definition of a derivative since it required actual delivery of equity shares and did not permit net settlement. Accordingly, the Company classified the warrant within “other assets” on its balance sheet at its cost basis of zero.  The Company concluded that the value of the warrant was negligible based on an analysis of fair value of both the interest in the JV and the warrant in accordance with ASC 325-20, Investments – Cost Method Investments.  During 2012, with the litigation decided substantially in favor of the Plaza Entity, the value of the property increased substantially and the Company began to disclose the fair value of the warrant in the footnotes to its consolidated financial statements.

Immediately prior to December 21, 2012, the carrying amount of the Company’s existing interests in the Plaza Entity (i.e., the warrant) and the JV (i.e., an equity method investment) was $0 and $55,400,000, respectively.

On December 21, 2012, the JV partners, including the Company, entered into a series of transactions (the “Transactions”) summarized as follows:

(1)     One of the owners of the Plaza Entity (the “Seller”) transferred its interests in the Plaza Entity to the JV in exchange for certain interests in the JV.

(2)     The Company and the other JV partner (“Partner”) agreed to acquire all of the Seller’s interest in the JV.  The Company acquired 90% of the Seller’s interest for $159,800,000 (the “Cash Consideration”) and Partner acquired the remaining interest for $17,700,000.

(3)     The Company and Partner agreed to exchange the Loans for certain preferred equity interests in the Plaza Entity (the “Preferred Interests”).

(4)     The Company exercised its warrant to acquire 25% of the equity interest in the Plaza Entity (the $1,000,000 exercise payment was waived).

Immediately following the Transactions, the Company, the JV, and Partner owned 25%, 37.5% and 37.5% of the common equity interests in the Plaza Entity; additionally, the JV held the Preferred Interests in the Plaza Entity.  Following the Transactions, the JV was wholly-owned by the Company and Partner and the Company, through its interests directly and through the JV, beneficially owns 58.75% of the property.

Following the Transactions, the Company concluded that the Company was required to consolidate the Plaza Entity and JV (collectively, the “Entities”).  More specifically, the Company determined that the Entities are variable interest entities subject to the scope of the Variable Interest Entities Subsections of ASC 810-10, Consolidation – Overall, and further, that the Company is the primary beneficiary of both Entities.   The Company also concluded that the Plaza Entity met the definition of a business, and that the JV did not.

Since the Plaza Entity was determined to be a business, pursuant to ASC 810-10-30-2, the Company determined that it should apply the guidance in ASC 805, Business Combinations.  The Company considered the warrant to be an existing equity interest in the Plaza Entity, and therefore, accounted for its consolidation of the entity as a “step-acquisition” pursuant to ASC 805-10-25-10, which resulted in remeasurement of the warrant to fair value and recognition of a gain of approximately $45 million.  Since, the JV is not a business, the Company determined that consolidation of the JV was subject to the guidance in ASC 810-10-30-3 and 30-4.   The net amount of the JV’s identifiable assets and liabilities recognized in accordance with ASC 805 exceeded the sum of (x) the Cash Consideration, (y) the noncontrolling interest in the JV held by Partner, and (z) the carrying value of the Company’s equity method investment in the JV immediately prior to the Transactions by $60,400,000, which the Company recognized in current period earnings pursuant to ASC 810-10-30-4.

Vornado Capital Partners Real Estate Fund, page 143

4.       Please tell us how you determined it is appropriate to report the Fund’s investments at fair value with changes recognized in earnings.

                Response

The Company notes that upon the formation of Vornado Capital Partners Real Estate Fund (the “Fund”), the Company concluded that the Fund met the definition of an Investment Company in accordance with Accounting Standards Codification (“ASC”) 946-10 Financial Services – Investment Companies.  Accordingly, the Fund accounts for its investments (all of which were acquired in arms-length transactions from unrelated third parties) at fair value and changes in fair value are recognized in the Fund’s statement of income.  The Company also concluded, in accordance with ASC 810, Consolidation, that Vornado must consolidate the Fund as it has a controlling financial interest as the general partner and the limited partners do not have substantive participating or liquidation rights.

In determining whether Vornado should retain the Fund’s specialized industry accounting principles of Investment Company accounting, the Company considered and adopted the guidance in ASC 810-10-25-15, formerly known as EITF Issue No. 85-12, Retention of Specialized Accounting for Investments in Consolidation, in which the task force reached a consensus that, assuming that the specialized industry accounting principles are appropriate at the subsidiary level, those principles should be retained in consolidation.

Marketable Securities and Derivative Instruments, page 145

5.       Please tell us whether the significant loss of value of the common shares of JC Penney during the first quarter 2013, or your sale of shares of JC Penney during the quarter at a significant loss caused you to evaluate your remaining investment in JC Penney for impairment.  Please tell us whether or not you considered reporting the impairment, or the material realized loss on sale of the shares on Form 8-K.

                Response

On March 4, 2013, the Company sold 10,000,000 of its JC Penney common shares in a block trade at a price of $16.03 per share, which resulted in a net loss of $36,800,000.   The sale of these shares did not cause the Company to conclude, at that time, that its remaining investment was impaired because the Company had no immediate plans to sell its remaining 8,000,000 common shares and because of the significant historical volatility of JC Penney’s stock price.  Because the sale did not result in an impairment loss, the Company concluded that reporting on Form 8-K (Item 2.06) was not required.  The Company notes for the information of the Staff that the sale was reported publicly by the Company on Schedule 13D and Form 4 and widely publicized in the financial press.

Subsequent thereto, as part of the Company’s March 31, 2013 financial reporting close process, the Company re-evaluated its remaining investment in JC Penney common shares for impairment and concluded that its investment in JC Penney common shares was other than temporarily impaired and that the amount of the impairment was  $39,487,000, based on the decrease in the closing market price per share of JC Penney common shares on the NYSE from $19.71 as of December 31, 2012 to $15.11 as of March 31, 2013.  The Company based its determination on further negative developments surrounding JC Penney, including the change in JC Penney’s Chief Executive Officer on April 8, 2013, and the severity of the decline in JC Penney’s share price and the inability to forecast a recovery in the price in the near term.   The Company concluded that the impairment loss resulting from the Company’s financial reporting close process was not required to be reported on Form 8-K (Item 2.06).

We acknowledge that:

•         We are responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to the undersigned (212‑894‑7000) or to Joseph Macnow, Chief Financial Officer (201‑587‑1000).

Sincerely, /s/ Alan J. Rice Alan J. Rice – Corporation Counsel

cc:	Eric McPhee Folake Ayoola Tom Kluck (Division of Corporation Finance) Steven Roth Joseph Macnow (Vornado Realty Trust) Edward R. Morrissey (Deloitte & Touche LLP)